Exhibit (a)(1)(B)

OFFER TO PURCHASE

SENTIO HEALTHCARE PROPERTIES, INC.

189 S. Orange Ave, Suite 1700

Orlando, Florida 32801

OFFER TO PURCHASE UP TO $35 MILLION

OF SHARES OF OUTSTANDING COMMON STOCK

AT $8.50 PER SHARE

THE EXPIRATION TIME OF THE OFFER IS 5:00 P.M., EASTERN TIME ON FRIDAY MAY 23, 2014, UNLESS EXTENDED.

Dear Stockholder:

Sentio Healthcare Properties, Inc. (the “Company”) is offering to purchase for cash on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal attached to this Offer to Purchase as Exhibit A (the “Letter of Transmittal”) up to $35 million (or approximately 4,117,647 shares) of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (“Shares” or “Common Stock”), at $8.50 per Share. This Offer to Purchase and the Letter of Transmittal shall constitute the “Offer.”

Sentinel RE Investment Holdings LP may be deemed to be a co-bidder with the Company with respect to the Offer.

Unless extended, the Offer will expire at 5:00 p.m., Eastern Time, on Friday, May 23, 2014. You may tender all or a portion of your Shares.

Stockholders desiring to tender all or any portion of their Shares for repurchase in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it to the Company in the manner set forth in “Procedures for Tendering Shares” below.

Neither the Company nor its board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Company as to whether stockholders should tender their Shares. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by the Company. This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction nor upon the accuracy or adequacy of the information contained or incorporated by reference in this document. Any representation to the contrary is unlawful.

With the exception of historical information, this offer to purchase, including information included or incorporated by reference in this offer to purchase, contains certain forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project”, or similar expressions or variations thereof. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, performance or achievements. You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed herein or in the documents incorporated herein by reference, and many of which are beyond our control, could cause our results to differ materially from those expressed or suggested in any forward-looking statements. Except as required by law, we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances that occur after the date of this offer to purchase or to reflect the occurrence of unanticipated events or the obtaining of new knowledge. You should read the risk factors affecting us discussed under “Item 1A. Risk factors” of our annual report on form 10-K for the fiscal year ended December 31, 2013.

This offer to purchase and the related letter of transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to this offer.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to Georgeson Inc., the information agent for this offer, at (866) 785-7395.

April 10, 2014

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
THE OFFER		4
1.	Price; Number of Shares; Expiration Time	4
2.	Procedures for Tendering Shares	4
3.	Amount of Tenders	5
4.	Withdrawal Rights	5
5.	Repurchase and Payment	5
6.	Conditions of the Offer	6
7.	Purpose of the Offer	7
8.	Certain Effects of the Offer	8
9.	Source and Amount of Funds	11
10.	Certain Information About the Company	11
11.	Certain Information About the KKR Investor	13
12.	Additional Information	14
13.	Material Federal Income Tax Consequences	14
14.	Extension of Tender Period; Termination; Amendments	18
15.	Miscellaneous	18

SUMMARY TERM SHEET

Except where the context suggests otherwise, the terms “we,” “us,” “our” and the “Company” refer to Sentio Healthcare Properties, Inc.

We are providing this summary term sheet for your convenience. This summary term sheet highlights material terms of the Offer in question and answer format, but you should understand that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase, the related Letter of Transmittal and the documents incorporated herein by reference because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my Shares?

Sentio Healthcare Properties, Inc. is offering to purchase your Shares. We are a Maryland corporation and were incorporated on October 16, 2006 under the name Cornerstone Institutional Growth REIT, Inc. On July 16, 2007, we changed our name to Cornerstone Growth & Income REIT, Inc., and on January 8, 2010, we changed our name to Cornerstone Healthcare Plus REIT, Inc. On January 24, 2012, in conjunction with our engagement of Sentio Investments, LLC as our external advisor, we changed our name to Sentio Healthcare Properties, Inc. We were formed for the purpose of engaging in the business of investing in and owning commercial real estate. We conduct substantially all of our operations through our operating partnership, Sentio Healthcare Properties OP, LP.

How much Common Stock will the Company purchase?

Subject to the terms and conditions of the Offer, we will either purchase up to $35 million of Shares (or approximately 4,117,647 Shares) or, if a lesser number of Shares is validly tendered, all Shares that are validly tendered and not validly withdrawn. If more than $35 million of Shares (or approximately 4,117,647 Shares) are surrendered (or “tendered”) by stockholders in response to the Offer, we will accept Shares tendered and not withdrawn on or before the expiration time for payment on a pro rata basis. See “The Offer—Price; Number of Shares; Expiration Time” and “The Offer—Repurchase and Payment.”

What will be the purchase price for the Shares?

We will pay you $8.50 per Share. See “The Offer—Price; Number of Shares; Expiration Time” and “The Offer—Repurchase and Payment.” The price for the Offer represents a 15% discount to the original maximum price of $10.00 per Share at which Shares were offered in our public offerings, which reflects the Company’s determination of an appropriate liquidity discount.

What is the current estimated per share value of the Shares?

On February 28, 2014, our board of directors approved an estimated per-share value of our Common Stock equal to $11.63 per Share, calculated as of December 31, 2013. For a discussion of the methodology and assumptions used to determine the estimated value per share, see the Company’s current report on Form 8-K as filed with the SEC on March 4, 2014, which is incorporated herein by reference. As with any valuation methodology, our methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated per-share value. The above estimated per-share value does not reflect costs that would be incurred to sell individual properties, or the premium, if any, that could result for a sale of the entire portfolio and related costs of such dispositions, including payments to the advisor. Accordingly, with respect to our estimated per-share value, we can provide no assurance that (i) a stockholder would be able to realize this estimated value per share upon attempting to resell his or her shares; (ii) we would be able to achieve, for our stockholders, the estimated value per share, upon a listing of our shares of common stock on a national securities exchange, selling our real estate portfolio, or merging with another company; or (iii) the estimated share value or the methodologies relied upon to estimate the share value, will be found by any regulatory authority to comply with FINRA, ERISA, or any other regulatory requirements. Furthermore, the estimated value of our shares was calculated as of a particular point in time. The value of our shares will fluctuate over time in response to, among other things, changes in real estate market fundamentals, capital markets activities, and attributes specific to the properties within our portfolio.

Why is the Company offering to purchase my Shares?

Our Shares are not, and are not currently expected to be, listed for trading on any securities exchange or over-the-counter market. Accordingly, we are making this Offer to provide liquidity to our current stockholders.

On February 10, 2013, we entered into a series of agreements, including a Securities Purchase Agreement, an Investor Rights Agreement and a Transition to Internal Management Agreement, with Sentinel RE Investment Holdings LP (the “KKR Investor”) for the purpose of obtaining up to a $150 million equity commitment to be used to finance future real estate acquisitions (such investment and the related agreements, are referred to herein collectively as the “KKR Equity Commitment”). Pursuant to the KKR Equity Commitment, the KKR Investor is entitled to receive an unused capital fee from us equal to five percent (5%) of the difference between $35 million and the amount actually drawn on the KKR Equity Commitment during the first year of the commitment (the “Unused Capital Fee”), currently equal to $510,000. Pursuant to an amendment to the Securities Purchase Agreement dated April 8, 2014, the KKR Investor has agreed to increase the amount of the KKR Equity Commitment to acquire our operating partnership’s 7.5% Series B Convertible Preferred Units (“Series B Preferred Units”) by up to $29 million to fund a portion of the Offer and to apply the amount of funding actually provided by the KKR Investor to reduce the amount of the Unused Capital Fee. Accordingly, we are also making this Offer to take advantage of the opportunity to reduce or eliminate the Unused Capital Fee otherwise payable to the KKR Investor. See “The Offer—Purpose of the Offer.”

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Who is Sentinel RE Investment Holdings LP?

Sentinel RE Investment Holdings LP is a Delaware limited partnership formed for the sole purpose of investing in the Company. See “The Offer—Certain Information About the KKR Investor.”

How do I tender my Shares?

If you would like us to purchase your Shares or a portion of your Shares, you must complete and sign the enclosed Letter of Transmittal and deliver it via (i) registered, certified or express mail, or (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to the Depositary and Paying Agent for the Offer at the address below. Please note that Letters of Transmittal delivered via facsimile, email or other method of delivery not specified in clauses (i) or (ii) of the immediately preceding sentence will not be accepted.

The Depositary and Paying Agent for the offer is:

By Registered, Certified or Express Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940	By Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Facsimile (for withdrawals only): 617-360-6810

Unless the Offer is extended, the completed and executed Letter of Transmittal must be received before 5:00 p.m., Eastern Time, on Friday, May 23, 2014. To the extent you send your Letter of Transmittal by U.S. mail or you have not received confirmation of delivery prior to Friday, May 23, 2014, we suggest you contact us to confirm our receipt of your Letter of Transmittal by calling Georgeson Inc., the information agent for this offer, at (866) 785-7395 . See “The Offer—Procedures for Tendering Shares.”

When will I receive payment for my Shares?

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the expiration of the Offer. See “The Offer—Repurchase and Payment.”

Am I required to tender all of my Shares?

You may tender all of your Shares or just a portion of your Shares. You are able to tender your Shares regardless of when you first purchased your Shares. See “The Offer—Amount of Tenders.”

When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?

You may tender your Shares until the Offer expires. The Offer will expire at 5:00 p.m., Eastern Time, on Friday, May 23, 2014, unless we extend it. We may choose to extend the Offer period for any reason. If we extend the Offer period, we will issue a press release no later than 9:00 a.m. on the next business day after the previously scheduled expiration time. We cannot assure you that the Offer will be extended or, if extended, for how long. See “The Offer—Price; Number of Shares; Expiration Time” and “The Offer—Extension of Tender Period; Termination; Amendments.”

Will I have to pay any fees or commissions to the Company if I tender my Shares and they are repurchased by the Company?

No. See “The Offer—Miscellaneous.”

Will there be any tax consequences to me if I tender my Shares?

If your tendered Shares are accepted, you will be treated as either having sold or exchanged such Shares in a taxable transaction or, under certain circumstances, as having received a distribution with respect to such Shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your Shares. See “The Offer—Material Federal Income Tax Consequences.”

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May I withdraw my tendered Shares?

You may withdraw your tendered Shares at any time prior to the time we accept the tendered Shares for repurchase, which, subject to the terms and conditions of the Offer, is expected to occur promptly after the expiration of the Offer. To withdraw your tendered Shares, you must complete and sign the Notice of Withdrawal of Tender attached to this document as Exhibit B (“Withdrawal Notice”) and deliver it via (i) registered, certified or express mail, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, or (iii) facsimile to the Depositary and Paying Agent for the Offer at the address or fax number above. Please note that Notices of Withdrawal delivered via email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. To the extent you have not received confirmation of delivery prior to Friday, May 23, 2014, we suggest you contact us to confirm receipt of your Withdrawal Notice by calling Georgeson Inc., the information agent for this offer, at (866) 785-7395. The Withdrawal Notice must be received before we accept your Shares for repurchase. See “The Offer—Withdrawal Rights.”

How will the Company pay for the Shares?

We intend to use a combination of cash on hand and proceeds from the sale of Series B Preferred Units of our operating partnership to the KKR Investor to purchase the tendered Shares. See “The Offer—Source and Amount of Funds.”

If I decide not to tender my Shares, how will the Offer affect my Shares?

Stockholders that do not tender their Shares will hold a higher proportionate interest in us. In addition, our aggregate assets will be reduced by the cash on hand used to repurchase the tendered Shares. A reduction in our aggregate assets may result in remaining stockholders bearing higher costs to the extent that certain expenses borne by us are relatively fixed and may not decrease if assets decline. Additionally, the purchase of the shares pursuant to the Offer will result in (i) the issuance by our operating partnership of Series B Preferred Units to the KKR Investor pursuant to a Securities Purchase Agreement discussed below, and (ii) a reduction of the interest we hold in the operating partnership. The issuance of new Series B Preferred Units to KKR Investor, coupled with an effective redemption of common units owned by the Company, may result in a deemed sale by the Company of such common units. In such a deemed sale, the Company may have a taxable gain or loss. If the Company has gain from its deemed sale of common units, the Company will generally be required to make distributions of such gain in order to avoid incurring a tax liability at the Company level. Any such distribution of gain will generally result in the Company’s shareholders receiving capital gain distributions, which are taxable in the hands of such shareholders. We believe any gain recognized in such a deemed sale would be immaterial. Such Series B Preferred Units may be exchanged for Shares in the future, which will dilute the ownership of those stockholders that do not tender their Shares. See “The Offer—Certain Effects of the Offer.”

Are there conditions to the Offer?

Under certain circumstances, we may terminate or amend the Offer or postpone the acceptance of the Shares for payment. The Offer is not conditioned upon the tender of any minimum number of Shares. We are not required to accept or pay for any Shares tendered unless the conditions to the Offer have been met. See “The Offer—Conditions of the Offer” and “The Offer—Extension of Tender Period; Termination; Amendments.”

Who should I contact if I need more information?

Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to Georgeson Inc., the information agent for this offer at the address below.

The Information agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Shareholders Call Toll-Free: (866) 785-7395

via email at sentio@georgeson.com

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THE OFFER

1.	Price; Number of Shares; Expiration Time

Subject to the terms and conditions of the Offer, we will purchase up to $35 million (or approximately 4,117,647 Shares) of our issued and outstanding Shares which are tendered and not withdrawn prior to 5:00 p.m., Eastern Time, on Friday, May 23, 2014 (such time and date being hereinafter called the “Initial Expiration Time”). We reserve the right to extend the Offer. See “The Offer—Extension of Tender Period; Termination; Amendments.” The later of the Initial Expiration Time or the latest time and date to which the Offer is extended is hereinafter called the “Expiration Time.”

The purchase price of the Shares will be $8.50 per Share. The price for the Offer represents a 15% discount to the original maximum price of $10.00 per Share at which Shares were offered in our public offerings, which reflects the Company’s determination of an appropriate liquidity discount.

The Offer is being made to all of the holders of our common stock and is not conditioned upon any minimum number of Shares being tendered. If more than $35 million of Shares are duly tendered prior to the Expiration Time, we will accept Shares tendered and not withdrawn on or before the Expiration Time for payment on a pro rata basis.

As of April 10, 2014, there were 12,564,644 Shares issued and outstanding and 3,595 stockholders of record. The Shares do not currently trade on any established trading market. However, on February 28, 2014, our board of directors approved an estimated per-share value of our Common Stock equal to $11.63 per Share, calculated as of December 31, 2013. For a discussion of the methodology and assumptions used to determine the estimated value per share, see our current report on Form 8-K as filed with the SEC on March 4, 2014, which is incorporated herein by reference. As with any valuation methodology, our methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated per-share value. The above estimated per-share value does not reflect costs that would be incurred to sell individual properties, or the premium, if any, that could result for a sale of the entire portfolio and related costs of such dispositions, including payments to the advisor. Accordingly, with respect to our estimated per-share value, we can provide no assurance that (i) a stockholder would be able to realize this estimated value per share upon attempting to resell his or her shares; (ii) we would be able to achieve, for our stockholders, the estimated value per share, upon a listing of our shares of common stock on a national securities exchange, selling our real estate portfolio, or merging with another company; or (iii) the estimated share value or the methodologies relied upon to estimate the share value, will be found by any regulatory authority to comply with FINRA, ERISA, or any other regulatory requirements. Furthermore, the estimated value of our shares was calculated as of a particular point in time. The value of our shares will fluctuate over time in response to, among other things, changes in real estate market fundamentals, capital markets activities, and attributes specific to the properties within our portfolio.

2.	Procedures for Tendering Shares

If you would like us to purchase your Shares or a portion of your Shares, you must complete and sign the enclosed Letter of Transmittal and deliver it via (i) registered, certified or express mail, or (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to the Depositary and Paying Agent for the Offer at the address below. Please note that Letters of Transmittal delivered via facsimile, email or other method of delivery not specified in clauses (i) or (ii) of the immediately preceding sentence will not be accepted.

The Depositary and Paying Agent for the offer is:

By Registered, Certified or Express Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940	By Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Facsimile (for withdrawals only): 617-360-6810

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The completed and executed Letter of Transmittal must be received by us before 5:00 p.m., Eastern Standard Time, on the Expiration Time.

To the extent you send your Letter of Transmittal via U.S. mail or you have not received confirmation of delivery prior to the Expiration Time, you should contact us to confirm receipt of your Letter of Transmittal by calling Georgeson Inc., the information agent for this offer, at (866) 785-7395. The only acceptable methods of delivery of the Letter of Transmittal are those set forth above. The method of delivery of any documents is at the election and complete risk of the stockholder tendering Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by us, in our sole discretion. We reserve the absolute right to reject any or all tenders determined by us not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Company, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. We shall not be obligated to give notice of any defects or irregularities in tenders, nor shall we incur any liability for failure to give such notice.

3.	Amount of Tenders

Stockholders may tender all of their Shares or just a portion of their Shares. A Stockholder will be able to tender his, her or its Shares to us for repurchase regardless of when the Stockholder first purchased such Shares.

4.	Withdrawal Rights

Stockholders may withdraw Shares tendered at any time prior to the Expiration Time. We will not accept any Shares for payment prior to the Expiration Time. Stockholders may also withdraw Shares tendered at any time on or after June 9, 2014, if their Shares have not been accepted for payment prior to that time. To withdraw your tendered Shares, you must complete and sign the Withdrawal Notice attached to this document as Exhibit B and deliver it via (i) registered, certified or express mail, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, or (iii) facsimile to the Depositary and Paying Agent for the Offer at the address or fax number shown above under Item 2. Please note that Notices of Withdrawal delivered via email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. To the extent you send your Withdrawal Notice via U.S. mail or you have not received confirmation of delivery prior to the Expiration Time, we suggest you contact us to confirm receipt of your Withdrawal Notice by calling (866) 785-7395. To be effective, your completed Withdrawal Notice must be received by us prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by us, in our sole discretion. We also reserve the absolute right to waive any of the conditions of the Offer or any defect in any withdrawal with respect to any particular Shares or any particular stockholder. Unless waived, any defects or irregularities in connection with withdrawals must be cured within such time as we shall determine. Withdrawals will not be deemed to have been made until the defects or irregularities have been cured or waived. We shall not be obligated to give notice of any defects or irregularities in withdrawals, nor shall we incur any liability for failure to give such notice. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered prior to the Expiration Time by following the procedures described in “The Offer—Procedures for Tendering Shares.”

5.	Repurchase and Payment

If we accept your Shares for repurchase, we will pay you $8.50 per Share tendered. Stockholders tendering their Shares will remain stockholders with respect to the Shares tendered until such Shares are accepted for repurchase by us. Shares that we do not accept for purchase due to proration, will remain the property of the tendering Stockholders after the Expiration Time.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the Expiration Time. The payment of the repurchase price for the Shares tendered will be sent to the stockholder in the form of a check via U.S. mail.

If more than $35 million of Shares are duly tendered prior the Expiration Time and proration is required as described under “The Offer—Price; Number of Shares; Expiration Time,” we will not pay for any Shares tendered until after the final proration has been completed. We will announce the final results of proration promptly following the Expiration Time.

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If, prior to the Expiration Time, the Company increases the consideration offered pursuant to this Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to this Offer, whether or not such Shares were tendered prior to such increase in consideration.

We will pay all transfer taxes, if any, payable on the transfer to us of the Shares purchased pursuant to the Offer. If tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered stockholder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

6.	Conditions of the Offer

Notwithstanding any other provision of the Offer, if at any time on or after the commencement of the Offer and before the Expiration Time any of the following events has occurred (in our reasonable determination), we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend the Offer or postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered (subject to Rule 13e-4(f) under the Exchange Act):

•	There has been threatened in writing, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

o	challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or any other matter relating to the Offer or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

o	seeks to make our purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal;

o	materially impairs the contemplated benefits to us of the Offer;

o	seeks to impose limitations on our or our affiliates’ ability to acquire or hold or to exercise full rights of ownership, including, but not limited to, the right to vote their Shares on all matters validly presented to our stockholders; or

o	otherwise could reasonably be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our contemplated future conduct of our business;

•	There has occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects, or benefits to us of the Offer, including, but not limited to, the following:

o	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

o	the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

o	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

o	any decrease of more than 10% in our net asset value per Share or in the Dow Jones Industrial Average, New York Stock Exchange Index, NASDAQ Composite Index or Standard & Poor’s 500 Composite Index measured from the close of trading on April 10, 2014;

o	a material change in U.S. or any other currency exchange rates or a suspension of or limitation on the markets for such currencies that could have, in our reasonable judgment, a material adverse effect on our business or prospects, or benefits to us of the Offer;

o	legislation amending the Code having been passed by either the U.S. House of Representatives or Senate or pending before the U.S. House of Representatives or Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the transaction contemplated by the Offer in any manner that would reasonably be expected to materially and adversely affect us; or

o	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

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•	A tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	Any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

o	indicates that any approval or other action of any such court, government, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;

o	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

o	otherwise could reasonably be expected to materially adversely affect our business or prospects, or benefits to us of the Offer;

•	The Secretary of Housing and Urban Development (“HUD”) shall have failed to grant approval to the KKR Investor’s participation as a “principal” with respect to any of Company’s real estate investments that are subject to HUD’s previous participation approval requirements and procedures;

•	Any change or changes have occurred in our or our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, income, operations, licenses, results of operations or future business prospects that, in our reasonable judgment, has a material adverse effect on our business or prospects, or benefits to us of the Offer; or

•	We shall have determined that the consummation of the Offer and the purchase of the Shares may cause the Shares to be held of record by fewer than 300 persons or to be eligible for deregistration under the Exchange Act.

In addition, if completing the Offer on its current or amended terms, or at all, may impair our status as a real estate investment trust under the Code we may terminate or amend the Offer or postpone the acceptance of Shares for payment.

The foregoing addresses the only conditions under which we are not obligated to complete the Offer. The conditions referred to above are for our sole benefit. We may assert these conditions regardless of the circumstances giving rise to any of them (other than any action or omission to act by us), and we may waive these conditions, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time. Our failure to exercise any of the foregoing rights at any time will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived.

In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. Any determination we make concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Our right to terminate or amend the Offer or to postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered if any of the above listed events occurs (or shall have been reasonably determined by us to have occurred) at any time prior to the Expiration Time shall not be affected by any subsequent event regardless of whether such subsequent event would have otherwise resulted in the event having been “cured” or ceasing to exist.

7.	Purpose of the Offer

Our Shares are not, and are not currently expected to be, listed for trading on any securities exchange or over-the-counter market. In 2007, our board of directors adopted a stock repurchase program that enabled our stockholders to sell their Shares to us in limited circumstances. However, in May 2011, our board of directors suspended this program for all repurchases except those made in conjunction with the death of stockholders. Presently, the stock repurchase program has been suspended for all repurchases and we can provide no assurances whether or when our board of directors may reinstitute the program. Consequently, our Shares are illiquid except for in the rarest of circumstances. Accordingly, we are making this Offer to provide liquidity to our current stockholders.

Additionally, on February 10, 2013, we entered into a series of agreements, including a Securities Purchase Agreement, an Investor Rights Agreement and a Transition to Internal Management Agreement, with Sentinel RE Investment Holdings LP (the “KKR Investor”) for the purpose of obtaining up to a $150 million equity commitment to be used to finance future real estate acquisitions (such investment and the related agreements, are referred to herein collectively as the “KKR Equity Commitment”). Pursuant to the KKR Equity Commitment, the KKR Investor is entitled to receive an unused capital fee from us equal to five percent (5%) of the difference between $35 million and the amount actually drawn on the KKR Equity Commitment during the first year of the commitment (the “Unused Capital Fee”), currently equal to $510,000. Pursuant to an amendment to the Securities Purchase Agreement dated April 8, 2014, the KKR Investor has agreed to increase the amount of the KKR Equity Commitment to acquire our operating partnership’s 7.5% Series B Convertible Preferred Units (“Series B Preferred Units”) by up to $29 million to fund a portion of the Offer and to apply the amount of funding actually provided by the KKR Investor to reduce the amount of the Unused Capital Fee. Accordingly, we are also making this Offer to take advantage of the opportunity to reduce or eliminate the Unused Capital Fee otherwise payable to the KKR Investor.

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8.	Certain Effects of the Offer

The purchase of the Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of stockholders that do not tender their Shares. Assuming the Offer is fully subscribed, the approximately 4,117,647 Shares that we are offering to purchase represent approximately 32.8% of the outstanding Shares. Additionally, stockholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future distributions by us. The purchase price per Share payable by us to a tendering stockholder is less than the current estimated per-share value of our common stock of $11.63 and may be less than the total amount which might otherwise be received by the stockholder with respect to the Shares at a later date.

Additionally, the purchase of the shares pursuant to the Offer will result in (i) the issuance by our operating partnership of Series B Preferred Units to the KKR Investor pursuant to the Securities Purchase Agreement discussed below, and (ii) a reduction of the interest we hold in the operating partnership. The issuance of new Series B Preferred Units to KKR Investor, coupled with an effective redemption of common units owned by the Company, may result in a deemed sale by the Company of such common units. In such a deemed sale, the Company may have a taxable gain or loss. If the Company has gain from its deemed sale of common units, the Company will generally be required to make distributions of such gain in order to avoid incurring a tax liability at the Company level. Any such distribution of gain will generally result in the Company’s shareholders receiving capital gain distributions, which are taxable in the hands of such shareholders. We believe any gain recognized in such a deemed sale would be immaterial. Such Series B Preferred Units may be exchanged for Shares in the future, which will ultimately dilute the ownership of those stockholders that do not tender their Shares.

The purchase of the Shares pursuant to the Offer will also have the effect of decreasing our aggregate assets, as we intend to use up to $6 million of cash on hand to purchase the Shares. A reduction in our aggregate assets may result in remaining stockholders bearing higher costs to the extent that certain expenses borne by us are relatively fixed and may not decrease if assets decline.

Use of Securities Purchased

Shares purchased pursuant to the Offer will be cancelled and will no longer be outstanding. Such Shares will return to the status of authorized and unissued Common Stock and will be available for us to issue without further stockholder action for all purposes except as required by applicable law.

Plans and Proposals

Except as described or incorporated by reference herein, or as may occur in the ordinary course of business, the KKR Investor has not entered into any transactions, participated in any negotiations, or had any material contacts with us or our affiliates in the past two years.

On February 10, 2013, we entered into a series of agreements, including a Securities Purchase Agreement, an Investor Rights Agreement and a Transition to Internal Management Agreement, with the KKR Investor (together with its affiliates, “KKR”) for the purpose of obtaining the KKR Equity Commitment to be used to finance future real estate acquisitions. Pursuant to the KKR Equity Commitment, we may issue up to 1,000 shares of 3% Senior Cumulative Preferred Stock, Series C, $0.01 par value per share (the “Series C Preferred Stock”), up to an aggregate issuance amount of $100,000. Additionally, our operating partnership may issue Series B Preferred Units up to an aggregate issuance amount of $149.9 million. Subject to certain limitations, the Series B Preferred Units may be exchanged for Shares. For further discussion of the Securities Purchase Agreement and related documents, see our Current Report on Form 8-K filed with the SEC on February 12, 2013, and incorporated herein by reference.

The Series C Preferred Stock ranks senior to our Common Stock with respect to dividend rights and rights on liquidation. The holders of the Series C Preferred Stock are entitled to receive dividends, as and if authorized by our board of directors out of funds legally available for that purpose, at an annual rate equal to 3% of the liquidation preference for each share. Dividends on the Series C Preferred Stock are payable annually in arrears.

The holder of each share of Series C Preferred Stock has the right to one vote for each share of As-Converted Common Stock (defined below) held by such holder and its affiliates and with respect to such vote, such holder will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to vote, together with holders of Common Stock as a single class, with respect to any question upon which holders of Common Stock have the right to vote, with certain limited exceptions. “As-Converted Common Stock” means, as of any determination date and with respect to any holder, the number of shares of Common Stock then held by such holder and its affiliates after giving effect to the conversion or exchange, in accordance with their terms, of any and all securities then convertible or exchangeable, directly or indirectly, into Common Stock, including the Series B Preferred Units.

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Furthermore, holders of Series C Preferred Stock, voting together as a separate class, are also entitled to elect the following number of directors to the board of directors at any special or annual meeting of our stockholders called for the purpose of electing directors or at any special meeting of the holders of Series C preferred stock or by written consent in lieu thereof:

•	if the board of directors is comprised of nine or fewer directors, the holders of Series C Preferred Stock are entitled to elect two directors to the board of directors;

•	if the board of directors is comprised of ten or more directors, the holders of Series C Preferred Stock are entitled to elect directors representing 30% of the board of directors, rounded up to the nearest whole number; and

•	in addition to the rights described above, if and when dividends on the Series C Preferred Stock have not been declared and paid in full for at least two consecutive dividend payment dates, the size of the board of directors will be automatically increased by two members, who shall be elected by the holders of Series C Preferred Stock voting together as a single class.

The Series B Preferred Units rank senior to the common units of our operating partnership with respect to distribution rights and rights on liquidation. The Series B Preferred Units are entitled to receive cash distributions at an annual rate equal to 7.5% of the Series B liquidation preference to any distributions paid to common units of our operating partnership. If our operating partnership is unable to pay cash distributions, distributions will be paid in kind at an annual rate of 10% of the Series B liquidation preference. After payment of the preferred distributions, additional distributions will be paid first to the common units until they have received an aggregate return of 7.5% per unit in annual distributions commencing from February 10, 2013, and thereafter to the common units and Series B Preferred Units pro rata.

Each Series B Preferred Unit has an initial issuance value of $100.00 per unit and is convertible into a number of common units of our operating partnership equal to the issuance value of such Series B Preferred Unit divided by the applicable conversion price as determined in accordance with the terms of the Second Amended and Restated Limited Partnership Agreement of our operating partnership (the “Amended Partnership Agreement”). The current conversion price is $10.02. The KKR Investor may exchange common units for shares of our Common Stock, at an initial exchange factor of 1 to 1, subject to proportional adjustment for stock splits, stock dividends, cash dividends, merger, recapitalizations and other similar events by us or our operating partnership. The KKR Investor may be limited in its ability to exchange common units to the extent that the KKR Investor’s ownership of Common Stock would cause us to fail to qualify as a REIT under the Code.

As of April 10, 2014, we have issued 1,000 shares of Series C Preferred Stock to the KKR Investor and our operating partnership has issued 247,000 Series B Preferred Units to the KKR Investor in connection with our acquisition of two real estate investments during 2013.

On April 8, 2014, we entered into an amendment of the Securities Purchase Agreement with the KKR Investor which provides for the use of proceeds from the issuance of Series B Preferred Units to the KKR Investor for the funding of this Offer. As a result, we expect that up to $29 million of the funds used to purchase Shares pursuant to this Offer will be funded by the proceeds of such sales of Series B Preferred Units to the KKR Investor. Any amount of such proceeds received from the KKR Investor for this purpose will be in addition to the $150 million equity commitment provided for in the Securities Purchase Agreement for the purpose of financing real estate acquisitions.

The KKR Equity Commitment and the transactions contemplated thereby may result in a change of control of the Company. Based on the capitalization of the Company as of April 10, 2014, if the maximum amount of $179 million is drawn by us under the KKR Equity Commitment, then the KKR Investor and its affiliates would hold 67.8% of our voting capital stock as well as the same percentage of our as-converted common stock by virtue of their combined interests in the Series C Preferred Stock and Series B Preferred Units.

The Investor Rights Agreement provides the KKR Investor, its affiliates and their respective permitted transferees with certain rights as a holder of Series C Preferred Shares and Series B Preferred Units. More specifically, the Investor Rights Agreement provides such holders with preemptive rights to participate in our future equity issuances, subject to customary exceptions. Additionally, the Investor Rights Agreement contains certain significant minority protections that, among other things, require the holders’ consent before taking any of the following actions: (1) redeem or repurchase any equity security junior to the Series C Preferred Shares or Series B Preferred Units; (2) enter into a material transaction with an affiliate; (3) declare, pay or set aside for payment any extraordinary dividend on our common stock, except in connection with a sale of the Company pursuant to the terms of the Investor Rights Agreement (however, this limitation does not prevent us from paying regular quarterly distributions on our shares of Common Stock such that those shares receive up to a 7.5% cumulative annual return commencing from February 10, 2013); (4) effect any recapitalization, stock split, share exchange or non-pro rata distribution with respect to our capital stock; and (5) increase the size of our board of directors unless such increase results in a pro-rata increase in the number of directors selected by the holders. Under the Investor Rights Agreement, we are also prohibited from incurring indebtedness other than property-level mortgage refinancing, provided that (a) the resulting mortgage debt for a property will not exceed 60% of the loan to value of such property, (b) the resulting mortgage debt will not cause our overall leverage to exceed 60% loan to value, and (c) the resulting mortgage debt will not have recourse (other than bad boy carve-outs) to any entity or asset other than the specific property securing the mortgage (except recourse is permitted if it is on a short-term basis). We may, however, incur indebtedness in connection with the acquisition of real estate investments under the Purchase Agreement. The Investor Rights Agreement contains customary covenants for a transaction of this type, including a covenant that requires us to provide certain financial information to Investor on a regular basis so long as the KKR Investor holds $20 million or more in liquidation price of Series B Preferred Units.

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The Investor Rights Agreement includes standstill provisions prohibiting the KKR Investor from acquiring additional securities of the Company or our operating partnership other than in accordance with the to the Securities Purchase Agreement (subject to the pre-emptive rights described above) until February 10, 2016. The Investor Rights Agreement contains customary registration rights requiring us to register the shares of Series C Preferred Shares and Common Stock held by the KKR Investor as a result of exchange of its Series B Preferred Units, for resale to the public from time to time, in defined circumstances and within defined deadlines as set forth in the Investor Rights Agreement. We are also required, upon demand by the KKR Investor in accordance with the Investor Rights Agreement, to register one or more primary offerings of newly issued Common Stock and to use the proceeds from such offering to redeem partnership units held by the KKR Investor. Beginning on July 1, 2017, the KKR Investor, at its sole option, will have the ability to cause us to initiate a listing of Common Stock, a sale of the Company, or a process to sell all or substantially all of our assets (the “Liquidity Right”). Upon receiving notice from the KKR Investor of its election to exercise the Liquidity Right, we will use commercially reasonable efforts to execute such an event. In the event that the KKR Investor elects to cause us to initiate a liquidation event and either (i) our board of directors does not approve such liquidation event or (ii) our stockholders reject the liquidation event proposed by our board of directors, we will be required to redeem the Series C Preferred Shares held by the KKR Investor at a price equal to the amount the KKR Investor would have received had the liquidation event taken place. However, if we list our Common Stock in accordance with certain criteria (a “Qualified Listing”) prior to the exercise of the Liquidity Right, our board of directors may elect within a 60 day period following such Qualified Listing to terminate the Liquidity Right, provided that in connection with such termination, we will redeem, and cause our operating partnership to redeem, all of the outstanding Series C Preferred Shares and Series B Preferred Units held by the KKR Investor and its affiliates on the later to occur of (i) February 10, 2019 and (ii) the third anniversary of the first trading day of the Qualified Listing, for a redemption price in cash equal to the applicable liquidation preference thereof (as defined in the applicable articles supplementary or the Amended Partnership Agreement) together with any accrued and unpaid dividends or distributions thereon. Notwithstanding the foregoing, if, following any Qualified Listing and prior to the date of the redemption, we fail to maintain the listing continuously, the Liquidity Right will be immediately reinstated on the same terms as described above. On and after delivery of notice of the exercise of the Investor Liquidity Right to cause a listing, the KKR Investor will no longer have any right to subsequently exercise the Investor Liquidity Right; provided that, the Investor Liquidity Right will be immediately reinstated if (i) if the listing demanded is not consummated within the 90 day period following the exercise and the KKR Investor directs the Company in writing to abandon the proposed listing or (ii) we fail to maintain continuously the listing.

In connection with entering into the KKR Equity Commitment, we also entered into a Transition to Internal Management Agreement, with Sentio Investments, LLC and the KKR Investor. The Transition to Internal Management Agreement sets forth the terms for a transition to an internal management structure for our company. The Transition to Internal Management Agreement requires that, unless the parties agree otherwise or certain third party consents cannot be obtained in time, the existing external advisory structure will remain in place upon substantially the same terms as currently in effect (as modified by the Transition to Internal Management Agreement) for a period of two years from February 10, 2013, upon which time the advisory function will be internalized in accordance with procedures set forth in the Transition Agreement. Under certain circumstances, the external advisory structure could be retained for up to four years from February 10, 2013, subject to annual renewals of the advisory agreement in accordance with the requirements of the company’s governing documents, at the end of which time the advisory function will be internalized in accordance with the Transition to Internal Management Agreement. For further discussion of the Transition to Internal Management Agreement, see our Current Report on Form 8-K filed with the SEC on February 12, 2013, and incorporated herein by reference.

John Mark Ramsey, our Chief Executive Officer, President and a member of our board of directors, is also the Chief Executive Officer and majority owner of Sentio Investments. Sharon Kaiser, our Chief Financial Officer, Treasurer and Secretary, is also an executive officer and an employee of Sentio Investments.

On April 8, 2014, we entered into an amendment of the Transition to Internal Management Agreement with the KKR Investor which is intended to offset the impact of this Offer on the amount of incentive compensation that may be paid to our advisor under certain circumstances. For further discussion of this amendment to the Transition to Internal Management Agreement, see our Current Report on Form 8-K filed with the SEC on April 10, 2014, and incorporated herein by reference.

Upon the internalization date established pursuant to the Transition to Internal Management Agreement, we will acquire all of the advisor’s assets that are reasonably necessary for the management and operation of our business (we refer to such a transaction as an internalization). On or prior to the internalization date, our advisor will facilitate our efforts to hire the employees of the advisor. With respect to certain key persons, we will be required to enter into employment agreements based upon market terms established in consultation with an independent compensation consultant. The KKR Investor will have the right to consent to our hiring of all key personnel. In connection with entering into the Transition to Internal Management Agreement, we and our advisor have generally agreed not to terminate the advisory agreement without the prior consent of the KKR Investor.

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Except as described or incorporated by reference herein, or as may occur in the ordinary course of business, neither we nor the KKR Investor have any plans to take any actions that relate to or would result in any of the following:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	a purchase, sale or transfer of a material amount of our assets or any of our subsidiaries, other than the acquisition and disposition of properties in the ordinary course of business;

•	any material change in our present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any other change in our present board of directors or management;

•	any other material change in our corporate structure or business;

•	the Shares becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

9.	Source and Amount of Funds

We are offering to purchase up to $35 million in Shares, or approximately 4,117,647 Shares, and approximately $200,000 of additional funds may be required to pay fees and expenses related to the Offer. We will fund 80% of the first $30 million of Share purchases using proceeds we receive from the KKR Investor in exchange for the sale of Series B Preferred Units by our operating partnership (i.e. up to $24 million), which the KKR Investor expects to purchase with the proceeds from binding capital contributions from its partners, and 20% using cash on hand (i.e. up to $6 million). We will fund any additional amounts needed to complete this tender offer using proceeds we receive from the KKR Investor in exchange for the sale of Series B Preferred Units by our operating partnership (i.e. up to an additional $5 million), which the KKR Investor expects to purchase with the proceeds from binding capital contributions from its partners. Because we anticipate that the purchase price for any of our Shares acquired pursuant to the Offer will be derived from the sale of Series B Preferred Units to the KKR Investor and cash on hand, the Offer is not conditioned upon any financing arrangements.

10.	Certain Information About the Company

We are a Maryland corporation and were incorporated on October 16, 2006 under the name Cornerstone Institutional Growth REIT, Inc. On July 16, 2007, we changed our name to Cornerstone Growth & Income REIT, Inc., and on January 8, 2010, we changed our name to Cornerstone Healthcare Plus REIT, Inc. On January 24, 2012, in conjunction with our engagement of Sentio Investments, LLC as our external advisor, we changed our name to Sentio Healthcare Properties, Inc. We have operated in a manner intended to qualify as a REIT for federal income tax purposes, commencing with the taxable year ended December 31, 2008, when we first elected REIT status. We were formed for the purpose of engaging in the business of investing in and owning commercial real estate. As part of our investment strategy, we intend to acquire additional properties in the normal course of operations. As of December 31, 2013, we owned interests in 22 healthcare facilities located in 12 states with an investment amount of approximately $266.4 million.

Executive Officers and Directors of the Company

The names of our executive officers and directors are set forth below. The business address for each such person is 189 South Orange Avenue, Suite 1700, Orlando, Florida 32801, and the telephone number for each such person is (407) 999-7679.

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Name	Position
John Mark Ramsey	Chief Executive Officer, President and Director

Sharon Kaiser	Chief Financial Officer, Treasurer and Secretary

William Bloomer	Independent Director

Billy Butcher	Director

Romeo Cefalo	Independent Director

Barry Chase	Independent Director

Daniel Decker	Director

Steven Person	Independent Director

Ronald Shuck	Independent Director

James Skorheim	Independent Director

Beneficial Ownership of Shares

As of April 10, 2014, William Bloomer beneficially owned 2,938 Shares, which represents less than 1% of the outstanding Shares of our Common Stock based on 12,564,644 Shares outstanding on April 10, 2014. Mr. Bloomer does not intend to tender any Shares in the Offer. Because none of our other executive officers and directors beneficially owned Shares as of April 10, 2014, they will not tender Shares in the Offer.

As of April 10, 2014, the KKR Investor beneficially owned an aggregate of 2,465,070 Shares, or approximately 16.4% of our Common Stock. The 2,465,070 shares of Common Stock consist of 247,000 Series B Preferred Units of our operating partnership held by the KKR Investor, which, pursuant to the terms of the Amended Partnership Agreement, are convertible into 2,465,070 common units of our operating partnership, which are then exchangeable for 2,465,070 shares of Common Stock. The percentage of beneficial ownership is based on 12,564,644 shares of Common Stock outstanding on April 10, 2014, and assumes that an additional 2,465,070 shares of Common Stock are outstanding upon conversion of the Series B Preferred Units held by the KKR Investor. The KKR Investor’s address is 9 West 57th Street, Suite 4200, New York, New York 10019. The KKR Investor does not intend to tender any Shares in the Offer.

Additionally, if $35 million of Shares are tendered pursuant to this Offer, the KKR Investor would purchase an additional 290,000 Series B Preferred Units from our operating partnership in order to fund $29 million of such Share purchases. These 290,000 Series B Preferred Units would be convertible into 2,894,212 common units of our operating partnership, which would then be exchangeable for 2,894,212 shares of Common Stock. The issuance of such Series B Preferred Units to the KKR Investor would result in the KKR Investor beneficially owning approximately 38.7% of our Common Stock. This percentage of beneficial ownership is based on 12,564,644 shares of Common Stock outstanding on April 10, 2014, and assumes that 4,117,647 shares are purchased pursuant to this offer and an additional 5,359,281 shares of Common Stock are outstanding upon conversion of the Series B Preferred Units potentially then held by the KKR Investor.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge, subject to community property laws where applicable and except as noted otherwise, Mr. Bloomer and the KKR Investor have sole voting and investment power with respect to all the Shares they beneficially own.

Securities Transactions

In the past 60 business days, we issued 6,072 Shares to our existing stockholders at a price of $11.63 per share pursuant to our dividend reinvestment plan. In addition, in the past 60 business days, we have repurchased Shares due to the death of a stockholder pursuant to the terms of our stock repurchase program as follows:

Repurchase Date	Aggregate Shares Repurchased	Repurchase Price
March 31, 2014	43,962	$11.63
February 28, 2014	6,000	$11.63

There have been no other any transactions involving the Shares that were effected during the past 60 business days by us, by any of our executive officers or directors, by any person controlling us, by any executive officer or director of any corporation ultimately in control of us or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary, other than as described or incorporated by reference herein.

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As of April 10, 2014, there were 12,564,644 Shares outstanding. Assuming the Offer is fully subscribed, 8,453,997 Shares will be outstanding after the Offer is completed.

Incorporation by Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Offer, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except to the extent that any such filing or the information contained therein is deemed “furnished” and not “filed” in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 21, 2014;

•	Our Current Report on Form 8-K filed on April 10, 2014;

•	Our Current Report on Form 8-K filed on March 4, 2014;

•	Our Current Reports on Form 8-K/A filed on February 14, 2014 and February 18, 2014; and

•	Our Definitive Proxy Statement on Schedule 14A filed on March 21, 2014.

Any statement contained in any document incorporated by reference in this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in the Offer. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer.

11.	Certain Information About the KKR Investor

Sentinel RE Investment Holdings LP is a Delaware limited partnership that was formed for the sole purpose of investing in the Company. The KKR Investor has up to $179 million of committed capital, of which approximately $154.2 million remains available for investment.

Sentinel RE Investment Holdings GP, LLC, a Delaware limited liability company, is the general partner of the KKR Investor and is principally engaged in the business of serving as the general partner of the KKR Investor. The officers of Sentinel RE Investment Holdings GP are Ralph Rosenberg, Billy Butcher and William J. Janetschek, each of whom is a United States citizen. KKR REPA AIV-1 L.P., a Delaware limited partnership, is the managing member of, and is principally engaged in the business of managing, Sentinel RE Investment Holdings GP.

During the past five years, none of the KKR Investor, Sentinel RE Investment Holdings GP, LLC or its officers, or KKR REPA AIV-1 L.P. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Incorporation by Reference

The KKR Investor incorporates by reference the documents listed below (except to the extent that any such filing or the information contained therein is deemed “furnished” and not “filed” in accordance with SEC rules):

•	Its Schedule 13D filed on October 28, 2013 and amended on December 9, 2013 and on April 9, 2014.

Any statement contained in any document incorporated by reference in this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in the Offer. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer.

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12.	Additional Information

We have filed an issuer tender offer statement on Schedule TO with the SEC that includes certain additional information relating to the Offer. We intend to supplement and amend the Schedule TO to the extent required to reflect information we may subsequently file with the SEC. Such material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site (http://www.sec.gov) that contains our Schedule TO, reports and other information about us, including our annual, quarterly and current reports, proxy statements and other SEC filings. You may also obtain a copy of our Schedule TO or a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents that are not specifically incorporated by reference herein, free of charge by contacting us at the address or telephone number set forth on the first page of this Offer to Purchase.

13.	Material Federal Income Tax Consequences

The following discussion is a summary of material U.S. federal income tax consequences of an exchange of Shares for cash pursuant to this Offer to Purchase that may be relevant to holders who hold such Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary is based on the provisions of the Code, final, temporary and proposed Treasury regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this Offer to Purchase, all of which are subject to change (possibly with retroactive effect), which may result in U.S. federal income tax consequences different from those described below. We have not sought, nor will we seek, any ruling from the Internal Revenue Service (the “IRS”), or other tax authority, with respect to the statements made and the conclusions reached in this discussion. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The summary does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or any non-income tax consequences (e.g., estate and gift tax consequences). In addition, this discussion does not address tax consequences applicable to a stockholder’s particular circumstances, including, without limitation, alternative minimum tax consequences and tax consequences applicable to Holders that may be subject to special tax rules, such as banks, insurance companies and other financial institutions, brokers or dealers in securities or currencies, S corporations, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt organizations, hybrid entities, certain United States expatriates, persons holding Shares as a part of a hedge, straddle, conversion transaction or other risk reduction or integration transaction, or persons entering into a constructive sale with respect to the Shares, individual retirement and other tax-deferred accounts, regulated investment companies, real estate investment trusts, “U.S. Holders” (as defined below) having a functional currency other than the U.S. dollar, or Holders that acquired their Shares through the exercise of employee stock options or otherwise as compensation. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership holding Shares and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of an exchange of Shares for cash pursuant to the Offer.

The tax treatment of a stockholder that exchanges its Shares for cash pursuant to the Offer will depend upon whether the stockholder’s receipt of cash for Shares pursuant to the Offer is treated as a sale or exchange of the Shares or instead as a distribution with respect to the Common Stock that is actually or constructively owned by the stockholder.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares who or which is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity taxed as a corporation, created or organized in or under the laws of the United States, any state thereof of the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. As used herein, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder.

EACH STOCKHOLDER IS ADVISED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO IT OF THE OFFER TO PURCHASE.

Consequences to U.S. Holders.  A U.S. Holder’s exchange of Shares for cash pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. As a consequence of any such exchange of Shares for cash, a U.S. Holder will, depending on the U.S. Holder’s particular circumstances, be treated either as having sold the Shares or as having received a distribution in respect of such U.S. Holder’s Shares. We cannot predict whether any particular U.S. Holder will be subject to sale or distribution treatment. A U.S. Holder’s exchange of Shares for cash pursuant to the Offer will be treated as a “sale or exchange” of the Shares for U.S. federal income tax purposes only if the receipt of cash upon such exchange:

•	is “substantially disproportionate” with respect to the U.S. Holder;

•	results in a “complete termination” of the U.S. Holder’s interest in the Company; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

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In determining whether any of the above three tests has been met, a U.S. Holder must take into account not only the Shares that the U.S. Holder actually owns, but also the Shares that it constructively owns within the meaning of Section 318 of the Code. Under the constructive ownership rules of Section 318 of the Code, a U.S. Holder will be considered to own those Shares owned, directly or indirectly, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest, as well as Shares the U.S. Holder has an option to purchase.

•	An exchange of Shares for cash pursuant to the Offer will be “substantially disproportionate” with respect to a U.S. Holder if the percentage of outstanding Shares of the Company actually and constructively owned by the U.S. Holder immediately following the exchange of Shares for cash pursuant to the Offer (treating all Shares acquired by us pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding Shares of the Company actually and constructively owned by the U.S. Holder immediately before the exchange (treating as outstanding all Shares purchased in the Offer to Purchase from the particular U.S. Holder and all other Holders). In no event will the exchange of Shares for cash pursuant to the Offer be substantially disproportionate with respect to a U.S. Holder that owns 50% or more of the combined voting power of the Company immediately following the exchange of Shares for cash pursuant to the Offer.

•	An exchange of Shares for cash pursuant to the Offer will result in a “complete termination” of a U.S. Holder’s equity interest in the Company if either (1) all of the stock of the Company (including the Shares and other stock) actually and constructively owned by the U.S. Holder is exchanged for cash pursuant to the Offer or (2) all of the stock of the Company (including the Shares and other stock) actually owned by the U.S. Holder is exchanged for cash pursuant to the Offer and the U.S. Holder is eligible to waive, and effectively waives, the attribution of the Company’s stock constructively owned by the U.S. Holder in accordance with the procedures described in Section 302(c)(2) of the Code. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution in accordance with the procedures described in Section 302(c)(2) of the Code should consult their tax advisors concerning the mechanics and desirability of such a waiver.

•	An exchange of Shares for cash pursuant to the Offer will be treated as “not essentially equivalent to a dividend” with respect to a U.S. Holder if it results in a “meaningful reduction” in the U.S. Holder’s interest in the Company. Whether a U.S. Holder meets this test will depend on the U.S. Holder’s particular facts and circumstances. Generally, even a small reduction in the percentage interest (by vote and value) of a U.S. Holder who is a minority shareholder and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. Holders should consult their tax advisers as to the application of this test to their particular circumstances.

Contemporaneous dispositions or acquisitions of Shares of the Company by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the above three tests has been satisfied. Each U.S. Holder should be aware that because proration may occur in the Offer, even if all the Shares of the Company actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of the Shares tendered may be purchased by us. Thus, proration may affect whether the surrender by a U.S. Holder pursuant to the Offer will meet any of the above three tests.

If the receipt of cash by a U.S. Holder in exchange for the tender of Shares pursuant to the Offer meets any of the above three tests, the U.S. Holder will recognize capital gain or loss equal to the difference between (1) the amount of cash received by the U.S. Holder for such Shares and (2) the U.S. Holder’s “adjusted tax basis” for such Shares at the time of the sale. Generally, a U.S. Holder’s adjusted tax basis for the Shares will be equal to the cost of the Shares to the U.S. Holder less any non-dividend distributions. This gain or loss will be characterized as long-term capital gain or loss if the U.S. Holder held the Shares that were sold for more than one year as of the date we are treated as purchasing the Shares in the Offer. In the case of a U.S. Holder that is an individual, trust or estate, the maximum rate of U.S. federal income tax applicable to net capital gain on Shares held for more than one year is generally 20%. A U.S. Holder’s ability to deduct capital losses may be limited. A U.S. Holder must calculate gain or loss separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction) we purchase from the U.S. Holder under the Offer.

If the receipt of cash by a U.S. Holder in exchange for the tender of Shares pursuant to the Offer does not meet any of the above three tests, then the full amount of cash received by the U.S. Holder with respect to our purchase of Shares under the Offer will be treated as a distribution to the U.S. Holder with respect the U.S. Holder’s Shares. Such distribution will be treated as ordinary dividend income to the U.S. Holder to the extent of such U.S. Holder’s ratable share of our current or accumulated earnings and profits (to the extent not designated as capital gain dividends or qualified dividend income) as determined under U.S. federal income tax principles. Such a dividend would be includible in the U.S. Stockholder’s gross income without reduction for the tax basis of the shares sold, and no current loss would be recognized. To the extent the distribution exceeds such U.S. Stockholder’s share of our current and accumulated earnings and profits, any excess will be treated first as a tax-deferred return of capital that will reduce the U.S. Holder’s adjusted tax basis in the Shares exchanged in the Offer. Because our earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of any distribution will constitute a tax-deferred return of capital. Any amount remaining after the U.S. Holder’s adjusted tax basis has been reduced to zero will be taxable to the U.S. Holder as capital gain. Any such gain will be long-term capital gain if the U.S. Holder has held the Shares for more than one year as of the date we are treated as purchasing the Shares in the Offer to Purchase. The U.S. Holder’s remaining adjusted tax basis in its redeemed Shares (after any reduction as noted above), if any, will be allocated to other Shares of the Company held by the U.S. Holder.

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Provided that no tendering stockholder is treated as receiving a dividend as a result of the Offer, stockholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing taxable constructive distributions by virtue of that increase. In the event that any tendering stockholder is deemed to receive a dividend, it is possible that stockholders whose percentage ownership of the Company increases as a result of the tender, including stockholders who do not tender any Shares pursuant to the Offer, may be deemed to receive a constructive distribution under Section 305(c) of the Code in the amount of the increase in their percentage ownership of the Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of our current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause us to purchase fewer shares than are tendered. Therefore, a U.S. Holder can be given no assurance that a sufficient number of such U.S. Holder’s shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for U.S. federal income tax purposes pursuant to the rules discussed above.

Consequences to Non-U.S. Holders.  The U.S. federal income tax treatment of a Non-U.S. Holder’s exchange of Shares for cash pursuant to the Offer will depend on whether such Non-U.S. Holder is treated, based on the Non-U.S. Holder’s particular circumstances, as having sold the Shares or as having received a distribution in respect of such Non-U.S. Holder’s Shares. The appropriate treatment of the exchange of Shares will be determined in the manner described above with respect to the U.S. federal income tax treatment of an exchange of Shares pursuant to the Offer in the case of U.S. Holders.

Sale or Exchange Treatment. Gain realized by a Non-U.S. Holder on an exchange of Shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax if the transaction is treated as a sale or exchange for U.S. federal income tax purposes pursuant to the tests described above under “Consequences to U.S. Holders” provided that: (1) such gain is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if a treaty applies, the gain generally is not attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder); (2) the Non-U.S. Holder is an individual and is not present in the United States for 183 days or more in the taxable year of the sale or redemption and certain other conditions are met; and (3) (A) the Company is “domestically controlled,” which generally means that less than 50% in value of our stock continues to be held directly or indirectly by foreign persons during a continuous five-year period ending on the date the Non-U.S. Holder exchanges such Shares pursuant to the Offer or, if shorter, during the entire period of our existence, or (B) the Shares are “regularly traded” on an established securities market and the exchanging Non-U.S. Holder has not held more than 5% of the Company’s outstanding Shares at any time during the five-year period ending on the date of the exchange pursuant to the Offer. The Shares are not “regularly traded” on an established market, but we believe we are and have been “domestically controlled” at all times. If gain realized by a Non-U.S. Holder on an exchange of Shares for cash pursuant to the Offer were to be subject to taxation, the Non-U.S. Holder would be subject to the same treatment as U.S. Holders with respect to such gain, and we may be required to withhold from the gross amount of cash to be paid to the Non-U.S. Holder in exchange for its Shares.

Distribution Treatment. If a Non-U.S. Holder does not satisfy any of the “sale or exchange” tests described above under “Consequences to U.S. Holders,” the full amount received by the Non-U.S. Holder with respect to our purchase of Shares under the Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s Shares, rather than as a sale or exchange of such Shares. Such distributions, that are not attributable to gain from our sales or exchanges of United States real property interests and not designated by us as capital gain dividends, will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such dividends to Non-U.S. Holders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty or a U.S. statutory exception reduces or eliminates that tax. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. If such dividend is treated as effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, the Non-U.S. Holder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as U.S. Holders are taxed with respect to such dividends (and also may be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation that is not entitled to any treaty exemption). In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Shares. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Holder to the extent they do not exceed the adjusted tax basis of the Non-U.S. Holder’s Shares tendered in the Offer. Instead, they will reduce the adjusted tax basis of such Shares. To the extent that such distributions exceed the adjusted tax basis of a Non-U.S. Holder’s Shares tendered in the Offer, they will give rise to tax liability if the Non-U.S. Holder would otherwise be subject to tax on any gain from the sale or exchange of Shares for cash pursuant to the Offer, as described in the previous paragraph. Distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a Non-U.S. Holder as if such gain were effectively connected with the conduct by such Non-U.S. Holder or a trade or business in the United States. Non-U.S. Holders would thus be taxed at the normal capital gain rates applicable to U.S. Holders, and would be subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Holder not entitled to any treaty exemption. However, generally a capital gain dividend from a REIT is not treated as effectively connected income for a Non-U.S. Holder if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States; and (2) the Non-U.S. Holder does not own more than 5% of the Shares at any time during the one year period ending on the date of the exchange pursuant to the Offer. However, the Shares are not “regularly traded” on an established securities market located in the U.S. and therefore we do not believe that this exception applies.

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Backup Withholding and Information Reporting.  Information returns will generally be filed with the IRS in connection with of the gross proceeds payable to a stockholder pursuant to the Offer. We will rely on information previously provided by you in order to determine whether backup withholding is required. If we have not received this information from you, then unless an exemption exists and is proven in a manner satisfactory to Computershare, Inc. (the “Depositary”), a U.S. Holder will be subject to backup withholding on these payments. If you have not previously provided this information or wish to change previously provided information, you must submit to the Depositary a completed Form W-9 (or substitute form), which can be obtained from the Depositary or from www.irs.gov. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such Non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN), signed under penalties of perjury, attesting to that individual’s exempt status. Such statements can be obtained from the Depositary or from www.irs.gov. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Furthermore, gross proceeds payable pursuant to the Offer to a Non-U.S. Holder or his or her agent will be subject to withholding of U.S. federal income tax as described above under “Consequences to Non-U.S. Holders,” unless a reduced rate of withholding is applicable pursuant to a tax treaty or other exemption, or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. A Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax withheld if such stockholder meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above or if such Non-U.S. Holder is entitled to a reduced rate of withholding pursuant to a tax treaty and we withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty or other exemption, a Non-U.S. Holder must deliver to the Depositary before payment a properly completed and executed IRS Form W-8BEN claiming such an exemption or reduction. Such forms can be obtained from the Depositary or from www.irs.gov. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary or from www.irs.gov. Backup withholding generally will not apply to amounts subject to the withholding described in this paragraph. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

FIRPTA Withholding.  We will rely on information previously provided by you in order to determine whether backup withholding of U.S. federal income tax pursuant to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) in connection with the sale of a “U.S. real property interest” is required. If you have not previously provided this information or wish to change previously provided information, you must complete a FIRPTA Affidavit, which you may obtain from the Depositary. A Non-U.S. Holder may be subject to withholding under FIRPTA.

Non-U.S. Holders are strongly encouraged to consult their own tax advisors regarding the application of U.S. federal income tax withholding rules, eligibility for a reduction of or an exemption from withholding tax, and based on their circumstances which applicable IRS Form W-8 they should provide us.

NON-U.S. HOLDERS MAY BE SUBJECT TO INCOME TAX ON THE SALE OF SHARES PURSUANT TO THE OFFER, EVEN IF SUCH NON-U.S. HOLDERS WOULD NOT BE SUBJECT TO TAX IF THOSE SAME SHARES WERE SOLD ON THE OPEN MARKET. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES TAX CONSEQUENCES OF PARTICIPATION IN THE OFFER, INCLUDING THE APPLICATION OF U.S. FEDERAL INCOME TAX WITHHOLDING RULES, ELIGIBILITY FOR A REDUCTION OF OR AN EXEMPTION FROM WITHHOLDING TAX, AND THE REFUND PROCEDURE.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE TENDER OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

Recent Tax Legislation regarding Cost Basis Reporting

Effective January 1, 2011, new federal income tax information reporting rules require “cost basis” for Shares involved in certain transactions to be reported to stockholders and the IRS. These rules generally apply to all Shares purchased on or after January 1, 2011, although we believe Shares purchased through our distribution reinvestment plan were not subject to these rules until after January 1, 2012.

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More specifically, upon the transfer or redemption of any Shares subject to the new reporting requirements, a broker must report both the cost basis of the Shares and the gain or loss recognized on the transfer or redemption of those Shares to the stockholder and to the IRS on Form 1099-B.

In connection with the transfer of Shares pursuant to this Offer, stockholders may identify by lot the Shares that are purchased, but Shares of stockholders who do not identify specific lots in a timely manner will be transferred on a “first in/first out” basis. Stockholders should consult their tax advisors regarding the consequences of the new information reporting rules.

14.	Extension of Tender Period; Termination; Amendments

We reserve the right, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time and will disclose the approximate number of relevant Shares tendered as of that date. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. We also reserve the right, at any time and from time to time up to and including the Expiration Time, to (i) terminate the Offer in accordance with the conditions specified in “The Offer—Conditions of the Offer” and not to purchase or pay for any Shares, and (ii) amend the Offer in any respect, including but not limited to, amending the number of Shares subject to the Offer or the price at which the shares will be purchased. If a material change is made to the terms of the Offer, we will promptly make a public announcement of any such change and extend the Offer if necessary. Without limiting the manner in which we may choose to make a public announcement of an extension, termination or amendment of the Offer, except as provided by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a press release.

15.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from, stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of such jurisdiction. We are not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, we reserve the right to exclude stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. We believe such exclusion is permissible under applicable laws and regulations, provided we make a good faith effort to comply with any state law deemed applicable to the Offer.

No persons have been employed, retained or are to be compensated by us to make solicitations or recommendations in connection with the Offer.

Stockholders will not be required to pay any fees or commissions to the Company in connection with the tender and repurchase of their Shares.

Neither we nor our board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering its Shares. Stockholders must make their own decisions whether to tender their Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on our behalf as to whether stockholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained or incorporated by reference herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by us.

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